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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

SMIC REACHES SETTLEMENT WITH ELPIDA

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) today announces that on 8 December, 2011 it entered into an agreement (the “Settlement Agreement”) with Elpida Memory, Inc. (“Elpida”) to settle all pending arbitration claims and counterclaims relating to the parties’ Amended and Restated 200mm Wafer Products Business Agreement dated 30 August, 2007.

Under the terms of the Settlement Agreement, the Company will pay Elpida US$21 million. The Company had previously taken a reserve of approximately US$10 million, and with this settlement will incur further expense of approximately US$11 million. The Company confirms that it does not consider that the Settlement Agreement will have any material adverse effect on the financial position of the Company and its subsidiaries as a whole.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
9 December 2011

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director of the Company; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as Independent Non-Executive Directors of the Company.